LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Box 278, Mumbai [redacted] 5656 • Fax : 91-22-22685893

E-Mail :

04010010

82-3957

Ref : SEC/DS January 29, 2004.

Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street N.W.
Washington DC20549-U.S.A.

SUPPL

04 FEB 24 7:21

Dear Sir,

Sub : L&T Infotech to develop state-of-the-art Business Critical Application for Romanian Mobile Operator, Connex.

We send herewith a copy of the Press Release that is being issued by the Company today, in connection with the above.

Thanking you,

Yours faithfully,
for **LARSEN & TOUBRO LIMITED**

(S.V. SUBRAMANIAN)
COMPANY SECRETARY

Encl : a/a

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

dlw 2/24

PRESS RELEASE
Issued by Corporate Communications Department
LARSEN & TOUBRO LIMITED
L&T House, Ballard Estate, Mumbai 400 001

Tel: 22685786 (Direct), 22685656 Ext: 772/851
Fax: 91-22-22685607/ 8
E-mail: jkp-ccd@lth.ltindia.com

L&T Infotech to develop state-of-the-art Business Critical Application for Romanian Mobile Operator, Connex

Mumbai, 29th January 2004: Larsen & Toubro Infotech Limited (L&T Infotech), today announced that it has started working for Connex, the leader of mobile telecommunications market in Romania to develop state-of-the-art business-critical application for Connex. This application will tightly integrate the network capability with terminal functionality and will manage the incoming calls treatment.

The project will be executed at the Navi Mumbai Offshore Development Center of L&T Infotech.

Mr. Vijay Kumar Magapu, Chief Executive, Larsen & Toubro Infotech Limited, said, "This assignment further reinforces our leading position as Telecom Solutions provider from India. We are delighted at having got this opportunity and look forward to a growing and mutually beneficial relationship with Connex."

Mr. Vishant Vora, Chief Technology Officer of Connex, said, " We are very happy to sign on L&T Infotech for this project. We evaluated several companies and chose L&T Infotech on the basis of their technological skills and extensive experience in delivering integrated solution involving both network server and clients".

About Larsen & Toubro Infotech Limited:

Larsen & Toubro Infotech Limited is a leading software development company in India. A part of USD 2 billion Larsen & Toubro group, it provides IT consulting and software services & solutions to the world's finest organizations. Its worldwide network comprising over 2700 software professionals translates cutting-edge technologies into business value for customers. L&T Infotech is an ISO 9001 company and SEI-CMM Level 5 accredited.

About Connex:

Connex leads the mobile communications market in Romania with 3,457,000 customers, as of December 31, 2003. Connex is a trademark of MobiFon S.A., a subsidiary of Telesystem International Wireless Inc. (NASDAQ:TIWI; TSX: TIW). Connex's major shareholders are Telesystem International Wireless (TIW), Canada, and Vodafone, UK.